

September 5, 2023

Ernest Garcia, III
Chief Executive Officer
Carvana Co.
300 E. Rio Salado Parkway
Tempe, Arizona 85281

> **Re: Carvana Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **Form 8-K Filed July 19, 2023**
> **File No. 1-38073**

Dear Ernest Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 10. Debt Instruments
Long-Term Debt, page 104

1. We note your indentures contain restrictive covenants that limit your ability to pay dividends and make other distributions. Please tell us your consideration of the disclosures in Rule 4-08(e)(3)(ii) of Regulation S-X and providing the condensed financial information pursuant to Rules 5-04 and 12-04 of Regulation S-X.

Form 8-K Filed July 19, 2023

Exhibit 99.2, page 1

2. Your headline states that you have delivered the best quarter in company history for adjusted EBITDA and total gross profit per unit. Please revise future filings to present an

equally prominent descriptive characterization of the comparable GAAP measure, net income. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services